File No. 812-14581

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1.

NORTHSTAR REAL ESTATE CAPITAL INCOME FUND, NorthStar Real Estate Capital Income Fund-T, NORTHSTAR REAL ESTATE CAPITAL INCOME MASTER FUND, NorthStar REAL ESTATE Secondaries Opportunity FUND, LP, NorthStar Realty FINANCE LIMITED Partnership, NorthStar Real Estate Income Trust Operating Partnership, LP, NorthStar Real Estate Income Operating Partnership II, LP, NorthStar Healthcare Income Operating Partnership, LP, NorthStar Realty EUROPE LIMITED PARTNERSHIP

399 Park Avenue, 18th Floor

New York, New York 10022

(212) 547-2600

NSAM B-RECF LTD, NSAM B-SOF LTD, NSAM J-NRF LTD, NSAM J-NSI LTD, NSAM J-NSII LTD, NSAM J-NSHC LTD AND NSAM J-NRE LTD

11 Waterloo Lane

Pembroke HM 08

Bermuda

All Communications, Notices and Orders to:

Ronald J. Lieberman, Esq. Executive Vice President, General Counsel and Secretary NorthStar Real Estate Capital Income Fund 399 Park Avenue, 18th Floor New York, New York 10022 (212) 547-2600	Steven B. Boehm, Esq. Sutherland Asbill & Brennan LLP 700 Sixth St, N.W. Washington, D.C. 20001 (202) 383-0100

January 14, 2016

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UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

NORTHSTAR REAL ESTATE CAPITAL INCOME FUND, NorthStar Real Estate Capital Income Fund-T, NORTHSTAR REAL ESTATE CAPITAL INCOME MASTER FUND, NorthStar REAL ESTATE Secondaries Opportunity FUND, LP, NorthStar Realty FINANCE LIMITED Partnership, NorthStar Real Estate Income Trust Operating Partnership, LP, NorthStar Real Estate Income Operating Partnership II, LP, NorthStar Healthcare Income Operating Partnership, LP, NorthStar Realty EUROPE Limited PARTNERSHIP

399 Park Avenue, 18th Floor

New York, New York 10022

NSAM B-RECF LTD, NSAM B-SOF LTD, NSAM J-NRF LTD, NSAM J-NSI LTD, NSAM J-NSII LTD, NSAM J-NSHC LTD AND NSAM J-NRE LTD

11 Waterloo Lane

Pembroke HM 08

Bermuda

File No. 812-14581

Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	First Amended and Restated Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 Permitting Certain Joint Transactions Otherwise Prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940.

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I. Summary of Application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the 1940 Act:

•	NorthStar Real Estate Capital Income Fund (“NorthStar Capital”)

•	NorthStar Real Estate Capital Income Fund-T (“NorthStar Capital-T”)

•	NorthStar Real Estate Capital Income Master Fund (“NorthStar Master Fund,” together with NorthStar Capital, the “Existing Regulated Funds”),

•	NSAM B-RECF Ltd (“NSAM Adviser”), the investment adviser to the Existing Regulated Funds,

•	The investment advisers to the Existing Affiliated Funds (defined below) that are identified in Appendix A (“Existing Advisers to Affiliated Funds”), each of which is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”),

•	NorthStar Real Estate Secondaries Opportunity Fund, LP (“NorthStar Secondaries”), and

•	NorthStar Realty Finance Limited Partnership (“NorthStar Realty”), NorthStar Real Estate Income Trust Operating Partnership, LP (“NorthStar Income”), NorthStar Real Estate Income Operating Partnership II, LP (“NorthStar Income II”), NorthStar Healthcare Income Operating Partnership, LP (“NorthStar Healthcare”) and NorthStar Realty Europe Limited Partnership (“NorthStar Europe”), each of which is an entity whose investment adviser is an Existing Affiliated Adviser and is not an investment company as defined in Section 3(a)(1)(C) of the 1940 Act (together with NorthStar Secondaries, the “Existing Affiliated Funds”[1] and, together with the Existing Regulated Funds, NSAM Adviser, and the Existing Advisers to Affiliated Funds, the “Applicants”).

In particular, the relief requested in this application (the “Application”) would permit one or more Regulated Funds2 and/or one or more Affiliated Funds3 to participate in the same

1 For purposes of this application, Existing Affiliated Funds and Future Affiliated Funds (as defined below) include any wholly-owned subsidiaries of such entities through which such entities conduct all or a part of their regular business operations. These wholly-owned subsidiaries would be investment companies but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act.

2 “Regulated Fund” means the Existing Regulated Funds and any Future Regulated Fund. “Future Regulated Fund” means any future closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a business development company (“BDC”), (b) whose investment adviser is an Adviser, and (c) that intends to participate in the Co-Investment Program. The term “Adviser” means (a) NSAM Adviser, (b) the Existing Advisers to Affiliated Funds and (c) any future investment adviser that controls, is controlled by or is under common control with NSAM Adviser and is registered as an investment adviser under the Advisers Act.

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investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d–1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price (“Private Placement Securities”);4 and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub) participated together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order.5 “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

Any of the Regulated Funds may, from time to time, form a special purpose subsidiary (a “Wholly-Owned Investment Sub”) (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund; (iii) with respect to which the Regulated Fund’s Board6 has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act.

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application. Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.7

3 “Affiliated Fund” means the Existing Affiliated Funds and any Future Affiliated Fund. “Future Affiliated Fund” means any entity (a) whose investment adviser is an Adviser, (b) that either would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the 1940 Act or would not be an investment company under Section 3(a)(1) of the 1940 Act, and (c) that intends to participate in the Co-Investment Program.

4 The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”).

5 No Non-Interested Director (as defined below) of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

6 The term “Board” means, with respect to any Regulated Fund, the board of directors or the board of trustees, as applicable, of that Regulated Fund (including the board of trustees of NorthStar Capital or the board of trustees of NorthStar Master Fund, as applicable).

7 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

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II. Applicants

A.   NorthStar Capital

NorthStar Capital was organized as a Delaware statutory trust on October 2, 2015 for the purpose of operating as an externally managed, non-diversified, closed-end management investment company under the 1940 Act. NorthStar Capital has submitted a registration statement on Form N-2, which includes information regarding NorthStar Capital’s Objectives and Strategies,8 which are to generate attractive and consistent income through cash distributions and preserve and protect shareholders’ capital, with a secondary objective of capital appreciation. NorthStar Capital will pursue its investment objectives and strategies by investing substantially all of the net proceeds from its offering in NorthStar Master Fund.

In addition, NorthStar Capital intends to elect to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. NorthStar Capital’s principal place of business is 399 Park Avenue, New York, New York 10022.

NorthStar Capital will be advised by NSAM Adviser pursuant to an investment advisory agreement (the “NorthStar Capital Advisory Agreement”).

NorthStar Capital’s business and affairs will be managed under the direction of a Board.  NorthStar Capital will have a Board of which a majority of members are not “interested persons” of NorthStar Capital within the meaning of Section 2(a)(19) of the 1940 Act (the “Non-Interested Directors”).9

B.   NorthStar Capital-T

NorthStar Capital-T was organized as a Delaware statutory trust on December 15, 2015 for the purpose of operating as an externally managed, non-diversified, closed-end management investment company under the 1940 Act. NorthStar Capital-T has submitted a registration statement on Form N-2, which includes information regarding NorthStar Capital-T’s Objectives and Strategies, which are to generate attractive and consistent income through cash distributions and preserve and protect shareholders’ capital, with a secondary objective of capital appreciation. NorthStar Capital-T will pursue its investment objectives and strategies by investing substantially all of the net proceeds from its offering in NorthStar Master Fund.

In addition, NorthStar Capital-T intends to elect to be treated for tax purposes as a RIC under the Code, and intends to continue to make such election in the future. NorthStar Capital-T’s principal place of business is 399 Park Avenue, New York, New York 10022.

8 “Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in the Regulated Fund’s registration statement on Form N-2, other filings the Regulated Fund has made with the Commission under the 1933 Act, or under the Exchange Act, and the Regulated Fund’s reports to shareholders.

9 The term “Non-Interested Directors” as used in this application refers to the directors or trustees, as applicable, of a Regulated Fund who are not “interested persons” of the Regulated Fund as defined in Section 2(a)(19) of the 1940 Act. No Independent Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

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NorthStar Capital-T will be advised by NSAM Adviser pursuant to an investment advisory agreement (the “NorthStar Capital-T Advisory Agreement”).

NorthStar Capital-T’s business and affairs will be managed under the direction of a Board, of which a majority of members are Non-Interested Directors.

C.  NorthStar Master Fund

NorthStar Master Fund is a newly organized Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company. NorthStar Master Fund is part of a master feeder structure, pursuant to which NorthStar Capital and NorthStar Capital-T, or the “Existing Feeder Funds”, invest all or substantially all of their assets in NorthStar Master Fund.10 NorthStar Master Fund’s investment objectives are the same as that of NorthStar Capital and NorthStar Capital-T, to generate attractive and consistent income through cash distributions and preserve and protect shareholder’s capital, as well as capital appreciation. NorthStar Master Fund intends to invest primarily in a diversified portfolio of real estate and real estate-related investments, which, under normal circumstances, will represent at least 80% of NorthStar Master Fund’s net assets (plus the amount of leverage for investment purposes) including: (i) commercial real estate (“CRE”) debt, including first mortgage loans, subordinate mortgage and mezzanine loans, participations in such loans and preferred equity interests; (ii) select CRE equity investments, including direct CRE ownership and indirect ownership through private equity investments or other joint ventures; and (iii) CRE securities, such as commercial mortgage-backed securities, unsecured debt of publicly-traded real estate investment trusts, or REITs, and collateralized debt obligation, or CDO, notes. In addition, NorthStar Master Fund intends to elect to be treated for tax purposes as a RIC under the Code, and intends to continue to make such election in the future. NorthStar Master Fund’s principal place of business is 399 Park Avenue, New York, New York 10022.

NorthStar Master Fund will be advised by NSAM Adviser pursuant to an investment advisory agreement (the “NorthStar Master Fund Advisory Agreement”).

NorthStar Master Fund’s business and affairs will be managed under the direction of a Board, of which a majority of members are Non-Interested Directors.

D.   NSAM Adviser

NSAM Adviser, an affiliate of NorthStar, will serve as the investment adviser to NorthStar Capital and NorthStar Master Fund. NSAM Adviser is a newly formed Bermuda exempted limited company that will register with the Commission under the Advisers Act prior to relying

10 Any future closed-end investment company that is registered under the 1940 Act and that invests all or substantially all of its assets in NorthStar Master Fund (each, a “Future Feeder Fund,” and together with the Existing Feeder Fund, the “Feeder Funds”) will also have the same investment objective and strategies as NorthStar Master Fund.

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on the Order.11 The principal office of NSAM Adviser is located at NSAM B-RECF Ltd, 11 Waterloo Lane Pembroke HM 08 Bermuda.12

Pursuant to the NorthStar Capital Advisory Agreement, the NorthStar Capital-T Advisory Agreement and the NorthStar Master Fund Advisory Agreement, respectively, NSAM Adviser oversees the management of NorthStar Capital’s, NorthStar Capital-T’s and NorthStar Master Fund’s respective activities, including investment strategies, investment goals, asset allocation, leverage limitations and other guidelines in addition to the general monitoring of NorthStar Capital, NorthStar Capital-T and NorthStar Master Fund, subject to the oversight of their respective Boards.

E. Existing Affiliated Funds

Each of the Existing Affiliated Funds, described in more detail below, has investment objectives and strategies that are similar to or that overlap with the Regulated Funds’ Objectives and Strategies. To the extent there is an investment that falls within the Objectives and Strategies of one or more Regulated Funds and the investment objectives and strategies of one or more Affiliated Funds, it is expected that a Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds.

Other than NorthStar Secondaries which will rely on Section 3(c)(7), the Existing Affiliated Funds do not come within the definition of an investment company in Section 3(a)(1)(C) of the 1940 Act (the “Section 3(a)(1)(C) Funds”) as such Section 3(a)(1)(C) Funds operate through a holding company structure, conducting their businesses through majority-owned subsidiaries that are not themselves investment companies. With respect to each Section 3(a)(1)(C) Fund, securities issued by its subsidiaries that rely on the exception from the definition of investment company in Section 3(c)(1) or 3(c)(7) of the 1940 Act, together with any other “investment securities” within the meaning of Section 3(a)(2) of the 1940 Act that such Section 3(a)(1)(C) Fund may own directly, may not have a combined value in excess of 40% of the value of such Existing Affiliated Fund’s total assets on an unconsolidated basis. Most of the subsidiaries of the Section 3(a)(1)(C) Funds will rely on the exception from the definition of an investment company under Section 3(c)(5)(C) of the 1940 Act.

Each of the Existing Affiliated Funds is managed by an affiliate of NorthStar. Each of the Existing Affiliated Funds and the corresponding Existing Advisers to Affiliated Funds are set forth in Appendix A hereto. Each of the Existing Advisers to Affiliated Funds is or will be

11 NSAM Adviser will register as investment adviser with the Commission prior to relying on the Order. As such, the Application describes the compliance program that NSAM Adviser will have upon such registration and reliance upon the Order.

12 NSAM D-RECF, LLC serves as the investment co-adviser (the “Co-Adviser”) to NorthStar Capital and NorthStar Master Fund pursuant to the terms of the NorthStar Capital Co-Advisory Agreement and the NorthStar Master Fund Co-Advisory Agreement, respectively. The Co-Adviser and NSAM Adviser are both wholly-owned by the operating partnership of NorthStar, NSAM LP, which is, in turn, 99%-owned by NorthStar. As a result, the Co-Adviser is not included as a party to the Application.

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registered with the Commission as an investment adviser. As described below, the investment strategies of the Existing Affiliated Funds are similar to those of the Existing Regulated Funds.

1.   NorthStar Secondaries

NorthStar Secondaries is a recently formed Delaware limited partnership. NorthStar Secondaries’ investment objective is to generate capital appreciation and distributions primarily through equity investments in real estate-focused private equity fund interests acquired on the secondary market.  NorthStar Secondaries may invest up to 10% of its capital in non-real estate-focused funds.

2. NorthStar Realty

NorthStar Realty was formed as a Delaware limited partnership on March 9, 2015 and is the operating partnership for NorthStar Realty Finance Corp., a publicly-traded REIT that held its initial public offering in 2004. As a diversified commercial real estate business, approximately 82% of NorthStar Realty’s total assets are invested in real estate. NorthStar Realty’s investment objective is to invest in global CRE property and other real estate assets that it expects will generate attractive risk-adjusted returns and in turn will generate stable cash flow for distribution purposes. NorthStar Realty invests in multiple asset classes across CRE and such investments may take the form of acquiring real estate, originating or acquiring senior or subordinate loans, as well as pursuing opportunistic CRE investments, both in the United States and internationally.

3. NorthStar Income

NorthStar Income was formed as a Delaware limited partnership on February 6, 2009 and is the operating partnership for NorthStar Real Estate Income Trust, Inc., a public, non-traded REIT. NorthStar Income’s investment strategy is to originate, acquire and asset manage a diversified portfolio of CRE debt, select equity and securities investments, predominantly in the United States. NorthStar Income’s CRE debt investments include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests. Real estate equity investments include direct ownership in properties, which may be structurally senior to a third-party partner’s equity and indirect interests in real estate through real estate private equity funds. CRE securities primarily consist of commercial mortgage-backed securities and may include unsecured REIT debt, CDO notes and other securities. NorthStar Income may also invest in CRE investments internationally.

4. NorthStar Income II

NorthStar Income II was formed as a Delaware limited partnership on December 11, 2012 and is the operating partnership for NorthStar Real Estate Income II, Inc., a public, non-traded REIT. NorthStar Income II’s investment strategy is to originate, acquire and asset manage a diversified portfolio of CRE debt, select equity and securities investments predominately in the United States. NorthStar Income II’s CRE debt investments may include first mortgage loans, subordinate mortgage and mezzanine loans and participations in such loans and preferred equity interests. Real estate equity investments include direct ownership in

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properties, and may be structurally senior to a third-party partner’s equity and indirect interests in real estate through real estate private equity funds. CRE securities may primarily consist of commercial mortgage-backed securities and may include unsecured REIT debt, CDO notes and other securities. NorthStar Income II may also invest internationally.

5.  NorthStar Healthcare

NorthStar Healthcare was formed as a Delaware limited partnership on October 13, 2010 and is the operating partnership for NorthStar Healthcare Income, Inc., a public, non-traded REIT. NorthStar Healthcare’s investment strategy is to originate, acquire and asset manage a diversified portfolio of equity, debt and securities investments in healthcare real estate, directly or through joint ventures, with a focus on the mid-acuity senior housing sector, predominantly in the United States, which is defined as assisted living, memory care, skilled nursing, and independent living facilities that have an emphasis on private pay patients although many of these facilities may also rely on public pay patients.

6.  NorthStar Europe

NorthStar Europe was formed as a Delaware limited partnership on September 24, 2015 and is the operating partnership for NorthStar Realty Europe Corp., a publicly-traded REIT that listed on the New York Stock Exchange on November 2, 2015. NorthStar Europe’s investment objective is to make real estate investments that produce attractive risk-adjusted returns and predictable cash flow for distribution purposes. NorthStar Europe is currently predominantly focused on office properties and may expand by acquiring other types of CRE throughout Europe. NorthStar Europe expects to make equity investments, directly or indirectly through joint ventures, in a diversified portfolio of European commercial real estate that offers the opportunity to generate attractive risk-adjusted returns.

III. Order Requested

The Applicants request the Order of the Commission under Sections 17(d) and 57(i) under the 1940 Act, and Rule 17d-l under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

The Regulated Funds and the Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future, and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

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A.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d–1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) of the 1940 Act prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with a BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) of the 1940 Act applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC, or any person (other than the BDC itself) who is an affiliated person of the foregoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC,[13] or any person who is an affiliated person of any of the foregoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.14

NSAM Adviser serves as the investment adviser to NorthStar Capital and NorthStar Master Fund, respectively, and an Adviser will be the investment adviser to each of the Future

13 Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

14 See, e.g., In re Investment Company Mergers, SEC Rel. No. IC–25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

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Regulated Funds. NSAM Adviser may be deemed to control the Existing Regulated Funds, and any other Adviser will be controlling, controlled by, or under common control with NSAM Adviser. In addition, an Adviser will be the investment adviser to each Affiliated Fund. The Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. In addition, the Affiliated Funds may be deemed to be under common control with the Regulated Funds, and thus affiliated persons of each Regulated Fund under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds participating in Co-Investment Transactions to be subject to Sections 17(d) or 57(a)(4) of the 1940 Act, and thus subject to the provisions of Rule 17d-l of the 1940 Act.

B.	Rule 17d–1

Rule 17d–l under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d–1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act and made applicable to BDCs by Section 57(i) of the 1940 Act. Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under Section 57(a)(4) of the 1940 Act, the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4) of the 1940 Act, Rule 17d–I under the 1940 Act applies.

Applicants seek relief pursuant to Rule 17d-l under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule I7d–l under the 1940 Act, the Commission is directed by Rule 17d–1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d–1 under the 1940 Act is based, and upon which Section 57(a)(4) of the 1940 Act was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries. Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment

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companies under section 17 of the 1940 Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the terms and conditions of this Application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) of the 1940 Act were designed to prevent would be addressed and the standards for an order under Rule 17d–1 under the 1940 Act are met.

C.	Protection Provided by the Proposed Conditions

Applicants believe that the proposed conditions, as discussed more fully in Section III.D. of this Application (the “Conditions”), will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund. In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and the Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the applicable Adviser, or shared pro-rata among the Regulated Funds and Affiliated Funds who participate in the Co-Investment Transactions. The conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund from being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, investment policies, investment positions, Available Capital (defined below), and other pertinent factors applicable to that Regulated Fund. Each Adviser, as applicable, undertakes to perform these duties consistently for each Regulated Fund, as applicable, regardless of which of them serves as investment adviser to these entities. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a required majority, as defined in Section 57(o) (a “Required Majority”), of the directors of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (the “Eligible Directors”).15

15 In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

12

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under condition 14.

Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating the Co-Investment Program, because the ability of the Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed will be limited significantly. The Independent Directors shall evaluate and approve any such voting trust or proxy adviser, taking into accounts its qualifications, reputation for independence, cost to the Regulated Fund’s shareholders, and other factors that they deem relevant.

The amount of each Regulated Fund’s capital available for investment (“Available Capital”) will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

In sum, the Applicants believe that the proposed conditions would ensure that each Regulated Fund that participates in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants. As a result, the Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

With respect to each Wholly-Owned Investment Sub, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with an Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund’s Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board

13

will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

D.	Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.	Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, the Regulated Fund’s Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.	(a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s Available Capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii) the Potential Co-Investment Transaction is consistent with:

(A) the interests of the shareholders of the Regulated Fund; and

(B) the Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated

14

Funds or Affiliated Funds; provided that, if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B) the applicable Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of the Affiliated Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Regulated Fund will not benefit the Advisers, the Affiliated Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.	Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.	The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

15

5.	Except for Follow-On Investments made in accordance with condition 8,[16] a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6.	A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.	(a) If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b) Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c) A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d) Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.	(a) If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

16 This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which the Regulated Fund already holds investments.

16

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b) A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c) If, with respect to any Follow-On Investment:

(i) the amount of the opportunity is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital, up to the maximum amount proposed to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this application.

9.	The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.	Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

17

11.	No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of an Affiliated Fund.

12.	The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.	Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated Section 17(e) or 57(k) of the 1940 Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of an Adviser, investment advisory fees paid in accordance with the agreement between the Adviser and the Regulated Fund or Affiliated Fund.

14.	If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in section 2(a)(42) of the 1940 Act.

IV. Statement in Support of Relief Requested

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Section 57(a)(4) of the 1940 Act and Rule 17d–1 under the 1940

18

Act should not prevent BDCs and registered closed–end investment companies from making investments that are in the best interests of their shareholders.

In cases where the Advisers identify investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Funds and the other Regulated Funds in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Funds. Indeed, each Regulated Fund’s inability to co-invest with one or more of the Affiliated Funds and the other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund’s shareholders. For example, a Regulated Fund may lose investment opportunities if the Adviser cannot provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by an Adviser due to a Regulated Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). The Regulated Fund Advisers expect that any portfolio company that is an appropriate investment for a Regulated Fund should also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of each Regulated Fund, including the Non-Interested Directors, has (or will have prior to relying on the requested Order) determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund will be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund will be able to participate in larger transactions; (iii) the Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated Funds and their shareholders. The Company’s Board, including the Non-Interested Directors, also determined that it is in the best interests of the Company and its shareholders to obtain the Order at the earliest possible time and instructed the officers of the Company, the Advisers and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the Board has determined (or will have prior to relying on the requested Order) that is proper and desirable for the Company to participate in Co-Investment Transactions with the other Regulated Funds and/or one more Affiliated Funds.

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B.	Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

The Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. The Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Sub is involved in a Co-Investment Transaction as each Wholly-Owned Investment Sub will be treated as one company with its parent for purposes of this Application.

V. Precedents

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private

20

Placement Securities. See e.g., Alcentra Capital Corporation, et al. (File No. 812-14374), Investment Company Act Release No. 31927 (Dec. 4, 2015) (notice) and 31951 (Dec. 30, 2015) (order); Harvest Capital Credit Corporation, et al. (File No. 812-14365), Investment Company Act Release No. 31860 (Oct. 5, 2015) (notice) and 31930 (Dec. 10, 2015) (order); THL Credit, Inc., et al. (File No. 812-14374), Investment Company Act Release No. 31899 (Nov. 10, 2015) (notice) and 31929 (Dec. 8, 2015) (order); Full Circle Capital Corporation, et al. (File No. 812-14396), Investment Company Act Release No. 31799 (August 28, 2015) (notice) and 31837 (September 23, 2015) (order); Business Development Corporation of America, et al. (File No. 812-14368), Investment Company Act Release No. 31598 (May 11, 2015) (notice) and 31738 (August 5, 2015) (order); Benefit Street Partners BDC, Inc., et al. (File No. 812-14126), Investment Company Act Release No. 31651 (May 27, 2015) (notice) and 31686 (June 23, 2015) (order); TCW Direct Lending LLC, et al. (File No. 812-14382), Investment Company Act Release No. 31589 (April 30, 2015) (notice) and 31649 (May 27, 2015) (order); Garrison Capital Inc., et al. (File No. 812-14097) Investment Company Act Rel. No. 31373 (December 15, 2014) (notice) and 31409 (January 12, 2015) (order).

VI. Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

NorthStar Real Estate Capital Income Fund

NorthStar Real Estate Capital Income Fund-T

NorthStar Real Estate Capital Income Master Fund

NorthStar Real Estate Secondaries Opportunity Fund, LP

NorthStar Realty Finance Limited Partnership

NorthStar Real Estate Income Trust Operating Partnership, LP

NorthStar Real Estate Income Operating Partnership II, LP

NorthStar Healthcare Income Operating Partnership, LP

NorthStar Realty Europe Limited Partnership

399 Park Avenue, 18th Floor

New York, New York 10022

Attention: Ronald J. Lieberman

(212) 547-2600 (Tel.)

NSAM B-RECF Ltd

NSAM B-SOF Ltd

NSAM J-NRF Ltd

NSAM J-NSI Ltd

NSAM J-NSII Ltd

NSAM J-NSHC Ltd

NSAM J-NRE Ltd

11 Waterloo Lane

Pembroke HM 08

21

Bermuda

Applicants further state that all written or oral communications concerning this Application should be directed to:

Steven B. Boehm, Esq.

Sutherland Asbill & Brennan LLP

700 6th St, N.W.

Washington, D.C. 20001

(202) 383-0100

(202) 637-3593 (fax)

The Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that all requirements for the execution and filing of this Application in its name and on its behalf by the undersigned have been complied with and that the undersigned is fully authorized to do so. The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit A. The authorizations required by Rule 0-2(c) under the 1940 Act are attached hereto as Exhibits B, C and D, respectively.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VII. Request for Order of Exemption

For the foregoing reasons, the Applicants request that the Commission enter an Order under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d–1 under the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

Dated: January 14, 2016

NorthStar Real Estate Capital Income Fund

By:	/s/ Daniel R. Gilbert
	Name:	Daniel R. Gilbert
	Title:	Trustee, Chief Executive Officer,
and President

NorthStar Real Estate Capital Income Fund-T

By:	/s/ Daniel R. Gilbert
	Name:	Daniel R. Gilbert

22

Title:	Trustee, Chief Executive Officer,
and President

NorthStar Real Estate Capital Income Master Fund

By:	/s/ Daniel R. Gilbert
	Name:	Daniel R. Gilbert
	Title:	Director, Chief Executive Officer,
and President

NorthStar Real Estate Secondaries Opportunity Fund, LP

By:	NSAM J, Ltd, its General Partner

By:	/s/ Daniel R. Gilbert

Name:	Daniel R. Gilbert
Title:	Director

NorthStar Realty Finance Limited Partnership

By:	/s/ Ronald J. Lieberman
	Name:	Ronald J. Lieberman
	Title:	Executive Vice President, General
Counsel, and Secretary

NorthStar Real Estate Income Trust Operating Partnership, LP

By:	/s/ Jenny B. Neslin
	Name:	Jenny B. Neslin
	Title:	General Counsel and Secretary

NorthStar Real Estate Income Operating Partnership II, LP

By:	/s/ Jenny B. Neslin
	Name:	Jenny B. Neslin
	Title:	General Counsel and Secretary

NorthStar Healthcare Income Operating Partnership, LP

By:	/s/ Ronald J. Lieberman
	Name:	Ronald J. Lieberman

23

Title:	Executive Vice President, General
Counsel, and Secretary

NorthStar Realty Europe Limited Partnership

By:	/s/ Trevor K. Ross

Name:	Trevor K .Ross
Title:	General Counsel and Secretary

NSAM B-RECF Ltd

By:	/s/ Daniel R. Gilbert

Name:	Daniel R. Gilbert
Title:	Director

NSAM B-SOF Ltd

By:	/s/ Daniel R. Gilbert

Name:	Daniel R. Gilbert
Title:	Director

NSAM J-NRF Ltd

By:	/s/ Daniel R. Gilbert

Name:	Daniel R. Gilbert
Title:	Director

NSAM J-NSI Ltd

By:	/s/ Daniel R. Gilbert

Name:	Daniel R. Gilbert
Title:	Director

NSAM J-NSII Ltd

By:	/s/ Daniel R. Gilbert

Name:	Daniel R. Gilbert
Title:	Director

NSAM J-NSHC Ltd

By:	/s/ Daniel R. Gilbert

Name:	Daniel R. Gilbert
Title:	Director

24

NSAM J-NRE Ltd

By:	/s/ Daniel R. Gilbert

Name:	Daniel R. Gilbert
Title:	Director

25

Appendix A

Existing Affiliated Funds

NorthStar Real Estate Secondaries Opportunity Fund, LP

NorthStar Realty Finance Limited Partnership

NorthStar Real Estate Income Trust Operating Partnership, LP

NorthStar Real Estate Income Operating Partnership II, LP

NorthStar Healthcare Income Operating Partnership, LP

NorthStar Realty Europe Limited Partnership

Existing Advisers to Affiliated Funds

NSAM B-SOF Ltd

NSAM J-NRF Ltd

NSAM J-NSI Ltd

NSAM J-NSII Ltd

NSAM J-NSHC Ltd

NSAM J-NRE Ltd

Exhibit A

Verification for

NorthStar Real Estate Capital Income Fund

NorthStar Real Estate Capital Income Fund-T

NorthStar Real Estate Capital Income Master Fund

NorthStar Real Estate Secondaries Opportunity Fund, LP

NSAM B-RECF Ltd

NSAM B-SOF Ltd

NSAM J-NRF Ltd

NSAM J-NSI Ltd

NSAM J-NSII Ltd

NSAM J-NSHC Ltd

NSAM J-NRE Ltd

City of Pembroke          )

Country of Bermuda     )

The undersigned states that he has duly executed the attached Application for an order under Section 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated January 14, 2016 for and on behalf of NorthStar Real Estate Capital

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Income Fund, NorthStar Real Estate Capital Income Fund-T, NorthStar Real Estate Capital Income Master Fund, NorthStar Real Estate Secondaries Opportunity Fund, LP, NSAM B-RECF Ltd, NSAM B-SOF Ltd, NSAM J-NRF Ltd, NSAM J-NSI Ltd, NSAM J-NSII Ltd, NSAM J-NSHC Ltd, and NSAM J-NRE Ltd, respectively; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

NorthStar Real Estate Capital Income Fund

By:	/s/ Daniel R. Gilbert
	Name:	Daniel R. Gilbert
	Title:	Trustee, Chief Executive Officer,
and President

NorthStar Real Estate Capital Income Fund-T

By:	/s/ Daniel R. Gilbert
	Name:	Daniel R. Gilbert
	Title:	Trustee, Chief Executive Officer,
and President

NorthStar Real Estate Capital Income Master Fund

By:	/s/ Daniel R. Gilbert
	Name:	Daniel R. Gilbert
	Title:	Director, Chief Executive Officer,
and President

NorthStar Real Estate Secondaries Opportunity Fund, LP

By:	NSAM J, Ltd, its General Partner

By:	/s/ Daniel R. Gilbert

Name:	Daniel R. Gilbert
Title:	Director

NSAM B-RECF Ltd

By:	/s/ Daniel R. Gilbert

Name:	Daniel R. Gilbert
Title:	Director

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NSAM B-SOF Ltd

By:	/s/ Daniel R. Gilbert

Name:	Daniel R. Gilbert
Title:	Director

NSAM J-NRF Ltd

By:	/s/ Daniel R. Gilbert

Name:	Daniel R. Gilbert
Title:	Director

NSAM J-NSI Ltd

By:	/s/ Daniel R. Gilbert

Name:	Daniel R. Gilbert
Title:	Director

NSAM J-NSII Ltd

By:	/s/ Daniel R. Gilbert

Name:	Daniel R. Gilbert
Title:	Director

NSAM J-NSHC Ltd

By:	/s/ Daniel R. Gilbert

Name:	Daniel R. Gilbert
Title:	Director

NSAM J-NRE Ltd

By:	/s/ Daniel R. Gilbert

Name:	Daniel R. Gilbert
Title:	Director

Verification for

NorthStar Realty Finance Limited Partnership

NorthStar Real Estate Income Trust Operating Partnership, LP

NorthStar Real Estate Income Operating Partnership II, LP

NorthStar Healthcare Income Operating Partnership, LP

NorthStar Realty Europe Limited Partnership

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State of New York         )

County of New York     )

The undersigned states that he has duly executed the attached Application for an order under Section 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated January 14, 2016 for and on behalf of NorthStar Realty Finance Limited Partnership, NorthStar Real Estate Income Trust Operating Partnership, LP, NorthStar Real Estate Income Operating Partnership II, LP, NorthStar Healthcare Income Operating Partnership, LP and NorthStar Realty Europe Limited Partnership, respectively; and that all actions by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

NorthStar Realty Finance Limited Partnership

By:	/s/ Ronald J. Lieberman
	Name:	Ronald J. Lieberman
	Title:	Executive Vice President, General
Counsel, and Secretary

NorthStar Real Estate Income Trust Operating Partnership, LP

By:	/s/ Jenny B. Neslin
	Name:	Jenny B. Neslin
	Title:	General Counsel and Secretary

NorthStar Real Estate Income Operating Partnership II, LP

By:	/s/ Jenny B. Neslin
	Name:	Jenny B. Neslin
	Title:	General Counsel and Secretary

NorthStar Healthcare Income Operating Partnership, LP

By:	/s/ Ronald J. Lieberman
	Name:	Ronald J. Lieberman
	Title:	Executive Vice President, General
Counsel, and Secretary

NorthStar Realty Europe Limited Partnership

By:	/s/ Trevor K. Ross

Name:	Trevor K. Ross
Title:	General Counsel and Secretary

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Exhibit B

Resolutions of the Sole Trustee of

NorthStar Real Estate Capital Income Fund

WHEREAS, the Board believes it is in the best interests of the Company to file an application with the SEC for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act, all as more fully set forth in the draft Application that has been presented to the Board; and

WHEREAS, the Board has reviewed the Application, a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that the President, Chief Executive Officer, Chief Financial Officer, Secretary and Executive Vice President of the Company (each an “Authorized Officer” and, collectively, the “Authorized Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

(Adopted by Written Consent dated November 10, 2015)

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Exhibit C

Resolutions of the Sole Trustee of

NorthStar Real Estate Capital Income Master Fund

WHEREAS, the Board believes it is in the best interests of the Company to file an application with the SEC for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act, all as more fully set forth in the draft Application that has been presented to the Board; and

WHEREAS, the Board has reviewed the Application, a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that the President, Chief Executive Officer, Chief Financial Officer, Secretary and Executive Vice President of the Company (each an “Authorized Officer” and, collectively, the “Authorized Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of

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any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

(Adopted by Written Consent dated November 10, 2015)

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Exhibit D

Resolutions of the Sole Trustee of

NorthStar Real Estate Capital Income Fund-T

WHEREAS, the Board believes it is in the best interests of the Company to file an application with the SEC for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act, all as more fully set forth in the draft Application that has been presented to the Board; and

WHEREAS, the Board has reviewed the Application, a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that the President, Chief Executive Officer, Chief Financial Officer, Secretary and Executive Vice President of the Company (each an “Authorized Officer” and, collectively, the “Authorized Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

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RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

(Adopted by Written Consent dated January 7, 2016)

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